UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

QuidelOrtho Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

219798105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219798105	13D	Page 1 of 13 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person CO

CUSIP No. 219798105	13D	Page 2 of 13 pages

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 3 of 13 pages

1	Names of Reporting Persons Carlyle Holdings II L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 4 of 13 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 5 of 13 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 6 of 13 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 7 of 13 pages

1	Names of Reporting Persons TC Group VI Cayman, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 8 of 13 pages

1	Names of Reporting Persons TC Group VI Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 9 of 13 pages

1	Names of Reporting Persons Carlyle Partners VI Cayman Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,327,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,327,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,327,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 10 of 13 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on June 6, 2022 (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of QuidelOrtho Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 9975 Summers Ridge Road, San Diego, California 92121. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

CUSIP No. 219798105	13D	Page 11 of 13 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 66,971,816 shares of Common Stock outstanding as of May 1, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 9, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	10,327,772	15.4%	0	10,327,772	0	10,327,772
Carlyle Holdings II GP L.L.C.	10,327,772	15.4%	0	10,327,772	0	10,327,772
Carlyle Holdings II L.L.C.	10,327,772	15.4%	0	10,327,772	0	10,327,772
CG Subsidiary Holdings L.L.C.	10,327,772	15.4%	0	10,327,772	0	10,327,772
TC Group Cayman Investment Holdings, L.P.	10,327,772	15.4%	0	10,327,772	0	10,327,772
TC Group Cayman Investment Holdings Sub L.P.	10,327,772	15.4%	0	10,327,772	0	10,327,772
TC Group VI Cayman, L.L.C.	10,327,772	15.4%	0	10,327,772	0	10,327,772
TC Group VI Cayman, L.P.	10,327,772	15.4%	0	10,327,772	0	10,327,772
Carlyle Partners VI Cayman Holdings, L.P.	10,327,772	15.4%	0	10,327,772	0	10,327,772

Reflects shares of Common Stock held of record by Carlyle Partners VI Cayman Holdings, L.P. The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VI Cayman, L.L.C., which is the general partner of TC Group VI Cayman, L.P., which is the general partner of Carlyle Partners VI Cayman Holdings, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VI Cayman Holdings, L.P., but each disclaims beneficial ownership of such securities.

CUSIP No. 219798105	13D	Page 12 of 13 pages

(c) From July 12, 2024 through July 23, 2024, pursuant to the 10b5-1 Plan, Carlyle Partners VI Cayman Holdings, L.P. disposed of 717,230 shares of Common Stock in a series of open-market transactions. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Price Range	Weighted Average Price Per Share
July 12, 2024	4,722	$31.36 to $31.99	$31.7063
July 12, 2024	52,531	$32.02 to $32.70	$32.4089
July 15, 2024	90,507	$31.3251 to $31.996	$31.6896
July 15, 2024	2,680	$32.00 to $32.2993	$32.1535
July 16, 2024	6,736	$31.47 to $31.9984	$31.7621
July 16, 2024	25,995	$32.00 to $32.9973	$32.309
July 16, 2024	47,839	$33.00 to $33.999	$33.5203
July 16, 2024	14,291	$34.00 to $34.18	$34.13
July 17, 2024	65,670	$34.03 to $34.9996	$34.7927
July 17, 2024	3,967	$35.00 to $35.08	$35.0343
July 18, 2024	53,224	$33.1529 to $33.9966	$33.4592
July 18, 2024	32,989	$34.0077 to $34.99	$34.7526
July 18, 2024	15,657	$35.00 to $35.24	$35.0852
July 19, 2024	1,500	$32.93	$32.93
July 19, 2024	21,182	$33.0036 to $33.9998	$33.5406
July 19, 2024	42,954	$34.00 to $34.81	$34.4528
July 22, 2024	6,202	$34.8854 to $34.9961	$34.9597
July 22, 2024	129,039	$35.00 to $35.7493	$35.3292
July 23, 2024	8,814	$35.125 to $35.9993	$35.5778
July 23, 2024	84,892	$36.00 to $36.9995	$36.5844
July 23, 2024	5,839	$37.00 to $37.07	$37.0242

(d) None.

(e) Not applicable.

CUSIP No. 219798105	13D	Page 13 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2024

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings II GP L.L.C.

By:	The Carlyle Group Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group Cayman Investment Holdings, L.P.

By:	CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group Cayman Investment Holdings Sub L.P.

By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group VI Cayman, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

TC Group VI Cayman, L.P.

By:	TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

Carlyle Partners VI Cayman Holdings, L.P.

By:	TC Group VI Cayman, L.P., its general partner
By:	TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President